Exhibit 1.08

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games USA Launches Skull Island Expansion for Lunia on its 12FootTall Games Portal for
North America

Recently-Launched Free to Play MMORPG Also Reports Rising Metrics

BEIJING, ATLANTA, April 23, 2008— CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online video games in China, announced today that CDC Games USA, its North American business unit, has launched its Skull Island Expansion for Lunia, and has reported rising metrics for this recently launched free-to-play pay-for-merchandise massively multiplayer online role playing game (MMORPG).

With the Skull Island Expansion, CDC Games has added more than 10 percent to its Lunia game content. Lunia is an action arcade MMORPG based on the widely popular manga-style of Japanese comics. For experienced players, the new Expansion offers high level character hours of adventure in the land of Pirate King Roger. The Expansion is free to play except for the final stage which requires an in-game micro-transaction purchase.

The Skull Island Expansion enables all the players of Lunia to fish in various bodies of water, and adds several new non-player characters that offer quests centered around this new fishing ability. Players can now purchase a selection of fishing poles and various baits to enhance their chances of success, earn rewards, and chat with other players about their fishing achievements. Additionally, in a play on the popularity of collectible card games, the game now offers players the ability to purchase a “Wonder Box”. The Wonder Box is a special item that, when purchased, gives players a random chance to win various collectable virtual items, of which some are rarer than others.

Since its launch February 22, 2008, Lunia has grown steadily in popularity. As of April 21, 2008, there were more than 65,000 actual players of Lunia which is a 55 percent increase compared to 42,000 players at the end of March 2008. During the first 21 days in April 2008, compared to March 2008, average concurrent users (ACU) increased by 35 percent, peak concurrent users (PCU) increased by 21 percent, and average daily revenue increased by 75 percent.

“The Skull Island Expansion is the first of a series of expansions that we intend to launch in the coming months,” said Ron Williams, General Manager of CDC Games USA. “The Expansion offers new and fun-filled content, along with exciting new virtual items, that we believe will provide many hours of entertainment for gamers.”

“We are very excited to see that our metrics are validating the growing popularity of Lunia in North America,” said Jeffrey Longoria, president of CDC Games International, the parent of CDC Games USA. “We look forward to continuing with this robust momentum as we launch exciting new content and other expansions to Lunia in the future.”

About Lunia
Lunia, which was developed by Korea-based ALLM Co., Ltd., is based on the manga style of Japanese comics. Unlike many other MMORPGs currently on the market, Lunia is played much like an action arcade game, allowing players to move around using a keyboard’s arrow keys, rather than a mouse. The game can also be played with a console “D pad” style controller which makes the game familiar and easy to use for the millions of Xbox users throughout North America. In each stage of the game, the players accompany the four main characters: the Knight (Sieg), the Healer (Eir), the Wizard (Dainn), and the half-Elven Thief (Tia) on their adventures in the land of Ramancha. To access Lunia, visit www.12foottall.com

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 136 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about the market acceptance of the Skull Island Expansion, our beliefs regarding our ability to continue with momentum in the popularity of our games, the ability of CDC Games to successfully launch, market and distribute Lunia and the Skull Island Expansion in the U.S., our expectations regarding the success of Lunia and the Skull Island Expansion, our beliefs regarding the factors supporting the anticipated success of Lunia and the Skull Island Expansion, our beliefs regarding the appeal, preferences and player acceptance of Lunia and the Skull Island Expansion, our ability and intent to launch additional titles and Expansion packs in the future, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to develop and market successfully Lunia and other games and expansions; (c) the future growth of the online games industry in the North American market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) and the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.